                                                                    EXHIBIT 99.3






                                   OLICOM A/S

                                   ----------


                          Kongevejen 239, DK-2830 Virum
                  --------------------------------------------

                               CVR No. 76 80 00 14



                                  ANNUAL REPORT
                                  -------------

                          Year ended December 31, 2003
                               19th financial year

TABLE OF CONTENTS


                                                                        Page
STATEMENTS............................................................     2
Management Statement..................................................     2
Independent Auditors' Report..........................................     3

MANAGEMENT REPORT.....................................................     4
General Information...................................................     4
Board of Directors and Executive Management...........................     5
Business Concept and Goals............................................     6
Highlights of the Year................................................     6
Group Structure.......................................................     7
Selected Financial Data...............................................     8
The Directors' Report.................................................  9-13
Shareholder Data...................................................... 14-15
Financial Discussion.................................................. 16-17

GROUP AND PARENT COMPANY FINANCIAL STATEMENTS -
JANUARY 1 - DECEMBER 31...............................................    18
Accounting Policies................................................... 18-23
Statement of Income - the Group.......................................    24
Balance Sheet - the Group............................................. 25-26
Statement of Equity - the Group.......................................    27
Statement of Cash Flow - the Group....................................    28
Notes - the Group..................................................... 29-34
Statement of Income - the Parent Company..............................    35
Balance Sheet - the Parent Company.................................... 36-37
Statement of Equity - the Parent Company.............................. 38-39
Notes - the Parent Company............................................ 40-46

MANAGEMENT STATEMENT

The Board of Directors and the Executive Management have today presented the Annual Report 2003 for Olicom A/S.

The Annual Report has been prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange. We consider the accounting policies applied to be adequate and the financial estimates to be proper just as the Annual Report in our opinion includes the information relevant in order to evaluate the Group's and the Parent Company's financial position. We thus are of the opinion that the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position as of December 31, 2003 and of the Group's and the Company's activities and the Group's cash flow for financial year Janaury 1 to December 31, 2003.

The Annual Report is submitted for adoption by the Annual General Meeting.

Virum, February 5, 2004


Executive Management:


Boje Rinhart
President, CEO

Virum, February 5, 2004


Board of Directors:


Lars Eskesen              Ralf Egede Andersen
Chairman                  Deputy Chairman

Eric Korre Horten         Torben Jacobsen

Adopted at the Annual General Meeting, April 1, 2004


Chairman of the Meeting

INDEPENDENT AUDITORS' REPORT

FOR THE SHAREHOLDERS OF OLICOM A/S

We have audited the Annual Report for Olicom A/S for the financial year January 1 - December 31, 2003.

The Company's Executive Management is responsible for the Annual Report. It is our responsibility to arrive at a conclusion about the Annual Report based on our audit.

The Audit

We have conducted our audit in accordance with the Danish auditing standards. These standards require that we plan and conduct our audit with a view to obtaining a high degree of assurance that the Annual Report is free from material misstatements. Our audit includes a spot check investigation of information that supports the amounts and disclosures in the Annual Report. The audit further includes our assessment of the accounting policies applied by the Management and the material estimates made by the Management. In addition, we have evaluated the overall adequacy of the presentation in the Annual Report. It is our opinion that our audit forms an adequate basis for us to render a conclusion.

Our audit has not resulted in any qualifications.

Conclusion

In our opinion the Annual Report has been presented in accordance with the Danish Company Accounts Act and the Danish accounting standards and presents fairly the Group's and the Parent Company's assets, liabilities and financial position as at December 31, 2003 and the result of the Group's and the Parent Company's activities and the Group's cash flow for the financial year January 1 to December 31, 2003.

Copenhagen, February 5, 2004


Ernst & Young                                KPMG C. Jespersen

Statsautoriseret Revisionsaktieselskab       Statsautoriseret Revisionsinteressentskab



------------------      ------------------   -----------------      -----------------
Peter Hertz             Soren Strom          Sven Carlsen           Soren P. Krejler
State Authorized Public Accountants            State Authorized Public Accountants

GENERAL INFORMATION

NAME, ADDRESS AND DATE OF INCORPORATION

Olicom A/S
Kongevejen 239
DK-2830 Virum

Phone: +45 45 27 00 00
Fax: +45 45 27 00 01
Home page: www.olicom.com
E-mail: info@olicom.com

Olicom A/S was incorporated on December 12, 1984.

REGISTERED OFFICE

Olicom A/S's registered office is located in the municipality of Soelleroed.

REGISTRATION

Olicom A/S is registered with the Danish Commerce and Companies Agency under CVR No. 76 80 00 14.

FINANCIAL YEAR

Olicom A/S's financial year is the calendar year.

INDEPENDENT PUBLIC AUDITORS

Ernst & Young
Statsautoriseret Revisionsaktieselskab
Tagensvej 86
DK-2200 Copenhagen N

KPMG C. Jespersen
Statsautoriseret Revisionsinteressentskab
Borups Alle 177
P.O. Box 250
DK-2000 Frederiksberg

BANKERS

Nordea Bank Danmark A/S
Vesterbrogade 8
DK-0900 Copenhagen C

ANNUAL GENERAL MEETING

Olicom's Annual General Meeting will be held at the Radisson SAS Royal Hotel, Copenhagen, Denmark, on Thursday, April 1, 2004 at 3.00 p.m.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

BOARD OF DIRECTORS:

Lars Eskesen, Chairman
Chairman of the Board of Directors of Symbion Capital I A/S and member of the Board of Directors of A/S Dansk Erhvervsinvestering, Nordea Invest Fund Management A/S and S Reg. A/S.

Ralf Egede Andersen, Deputy Chairman
Chairman of the Board of Directors of Advoforum A/S, CAPTO A/S, Aktieselskabet af 23. September 2002, 3Dfacto A/S and Syntax A/S and member of the Board of Directors of Tpack A/S and IT Practice A/S.

Eric Korre Horten, Attorney
Chairman of the Board of Directors of Sense A/S, PLH Arkitekter A/S and Wapmore A/S and member of the Board of Directors of Neohorm A/S, Candor Kemiske A/S, Grundstenen A/S, IOB Holdings A/S, Hymite A/S and Chempaq A/S.

Torben Jacobsen, Managing Director, CEO
Managing Director of Ibsen Photonics A/S, Chairman of the Board of Directors of Hymite A/S and Photonics Management A/S and member of the Board of Directors of Ferroperm Optics A/S and Innkomplementar A/S.

EXECUTIVE MANAGEMENT:

Boje Rinhart, President and Chief Executive Officer
Member of the Board of Directors of LH Comlog A/S, Sifira A/S, Danacell A/S and Hymite A/S.

BUSINESS CONCEPT AND GOALS

BUSINESS CONCEPT

The Olicom Group's (the "Company's") business concept is to take an active part in the development of new products and services based on innovative technology within information and communication technology. Investment opportunities are identified through the Company's own research as well as through cooperation with newly established companies, which are offered seed and venture financing and access to the Company's established business network and infrastructure.

LONG-TERM GOALS

The Company's general goal is to increase the Company's market value through creative development of portfolio companies and subsequent divestment thereof. The anticipated time frame for the Company's investments is 3 to 5 years.

HIGHLIGHTS OF THE YEAR

OPERATIONS

[X] For 2003, the Company's net result was a profit of tDKK 9,214, which exceeded the previously announced expectations for 2003 at the time of presenting the Annual Report for 2002 and the quarterly and half-yearly statements in 2003.

[X] The result of primary operations was a loss of tDKK 7,185, of which valuation adjustments of portfolio companies amounted to tDKK 4,035.

[X] Discontinued business operations resulted in income of tDKK 14,623, which primarily relates to the reversal of previously made write-downs of accounts receivable and a further refund of customs duty.

INVESTMENTS

During 2003, the Company made no investments in new portfolio companies. During the year, the Company concentrated primarily on the continued development of existing portfolio companies.

DEVELOPMENTS IN 2004

Since the end of the financial year, no material matters have occurred with respect to the Company.

GROUP STRUCTURE

The Olicom Group's legal structure is outlined below.

                           (LEGAL STRUCTURE OUTLINE)

All of the Group's foreign affiliated companies are voluntarily being wound-up with a view to liquidation. Olicom, Inc. was voluntarily wound up effective as of November 30, 2003.

SELECTED FINANCIAL DATA

During 2000, the Company's business activities underwent significant change. According to the requirements of the Danish Company Accounts Act of 2001 comparison figures for 1999 to 2002 have been included, but as a concequence of the change in activity, the figures for 1999 are comparable with subsequent years only to a limited extent.

KEY FIGURES (IN THOUSANDS EXCEPT PER SHARE AMOUNTS, RETURN ON EQUITY AND NUMBER OF EMPLOYEES):


                                                     1999              2000              2001              2002              2003
                                                 --------           -------           -------           -------            ------
CONSOLIDATED STATEMENT OF INCOME
Valuation adjustments of
  portfolio companies                                   0            (2,609)          (27,739)          (22,790)            4,035
Administrative expenses                                 0            24,569            17,249            16,733            11,220
INCOME (LOSS) FROM
  PRIMARY OPERATIONS                                    0           (27,178)          (44,988)          (39,523)           (7,185)
Other operating income                                  0               175               810               593               877
Other operating expenses                                0               198               796               598               877
Foreign currency gains and losses                       0            20,132               101              (113)              306
Other financial items, etc.                             0             5,817             6,820             6,380             1,470
INCOME (LOSS) BEFORE INCOME TAX                         0            (1,252)          (38,053)          (33,261)           (5,409)
Income tax of net income                                0                 0                 0                 0                 0
ORDINARY RESULT AFTER TAX                               0            (1,252)          (38,053)          (33,261)           (5,409)
Income of discontinued
  Business operations                            (539,411)           82,735            42,972            15,025            14,623
NET INCOME (LOSS)                                (539,411)           81,483             4,919           (18,236)            9,214

BALANCE SHEET DATA
Working capital                                   164,490           221,204           181,410           116,902           105,482
Total assets                                      372,162           308,271           286,898           248,718           243,428
Total shareholders' equity at year-end            168,632           243,100           244,347           227,034           236,591

TANGIBLE FIXED ASSETS
Purchase of tangible fixed assets, gross           32,117               304             1,361                22               129

KEY FIGURES
Book value per share at year-end                     9.44             13.96             14.27             13.40             13.97
Share price at year-end (DKK)                        6.17             10.96              8.67              4.98              7.64
Return on equity (%)                                129.9              39.6               2.0              (7.7)              4.0
Earnings (loss) Per Share                          (30.20)              4.6              0.28             (1.07)             0.54
Weighted average shares outstanding                17,864            17,726            17,294            17,035            16.938
Number of employees at year-end                        60                10                10                10                 6

The key figures for 2000 to 2001 have been adjusted to comply with the applied accounting policies for 2002 and 2003. The key figures have been prepared in accordance with the Association of Danish Financial Analysts' "Recommendations and Key Figures 1997". Reference is made to definitions and terms in applied accounting policies.

THE DIRECTORS' REPORT

OLICOM A/S IN 2003

Since May, 2000, the Company has carried on a venture capital business with a view to creating value through the development of new products and services based on innovative technology within information and communication technology.

In addition to its listing on the Copenhagen Stock Exchange, Olicom's common shares are quoted on the NASD Other OTC. The Company continues to seek to deregister the Company's shares in the U.S.

In accordance with its new strategy, the Company made 11 investments in 2000 and 2001, investments in two additional portfolio companies were made in 2002, while no investments were made in new portfolio companies during 2003. The Company has primarily concentrated on the continued development of existing portfolio companies. One investment was exited at a loss in 2001, while four investments were wound up at a loss in 2002. No investments were exited or wound up in 2003.

INVESTMENT IN PORTFOLIO COMPANIES

At year-end, the Company's portfolio consisted of investments in eight companies.

Sifira A/S

Sifira has developed a number of messaging products reaching from a simple web-based answering machine with optional extra functionalities to advanced solutions for small- and medium-sized companies. Sifira's products are sold in Scandinavia on a service or license basis to mobile and fixed wire operators and service providers. In 2003, Sifira signed its first contract with a mobile service provider under which all subscribers are using Sifira's advanced answering machine. Sifira is currently in negotiations with other telephone companies concerning the possible implementation of Sifira solutions. Should some of these negotiations be successful, Sifira expects to reach positive cashflow during 2004. The Company has invested DKK 18.0 million in Sifira and owns 57.2% of the company. Furthermore, the Company has extended a loan to Sifira. Sifira has 13 employees.

Interactive Television Entertainment ApS

Interactive Television Entertainment ApS ("ITE") is especially known for its Hugo game character, which today is present in more than 30 geographical markets. ITE's main activity is the publishing of games for PC, Sony Playstation and Nintendo Gameboy. In certain markets the sale of games is supported by ITE's interactive TV concept. ITE is one of very few companies in Scandinavia, which possess the know-how and technology necessary for developing multi-platform games, and ITE has capitalized on this advantage by developing games for a new generation of mobile phones in cooperation with leading producers of mobile phones. In 2003, ITE showed progress in most markets, but due to distribution problems in the important German market, ITE experienced a reduction in turnover. However, due to expense reductions, ITE obtained an improved result at the EBITDA level. In 2004, ITE currently expects to improve turnover as well as result. The Company has invested DKK 22.4 million in ITE and owns 100% of the company. Furthermore, the Company has extended a loan to ITE. ITE has 40 employees.

Hymite A/S

Hymite develops technology for automated manufacturing of optical modules and products for sealing such modules deployed within the optical tele and data communications market and within MEMS (microelectro mechanical systems). Hymite's concept for multifunctional optical modules should provide substantial cost savings compared to existing state-of-the-art technologies, where components are separately deployed. Hymite has several patents pending on the basis of its technology. During 2003, Hymite signed a number of cooperation agreements concerning the development of prototypes, which are expected to lead to volume agreements or license agreements where the customer is responsible for volume production. The Company has invested DKK 13.0 million in Hymite and owns 19.3% of the company. The investment was made in cooperation with an international group of investors. Furthermore, the Company has granted a loan to Hymite. At its offices in Lyngby and Berlin, Hymite has 21 employees in total.

LH Comlog A/S

Comlog is a mobile data technology company, which develops and markets fleet management systems for the transportation industry. The company has developed a range of mobile data terminals based on GSM mobile data technology and GPS - the satelite based global positioning system. The GSM technology enables terminals to send and receive data in most of the world, and the GPS system enables terminals to determine their geographical position accurate to a few meters. In 2003, Comlog experienced a growth in turnover of 25% and further progress is expected in 2004. The Company's investment in Comlog, which was made in cooperation with a Danish investor, amounts to DKK 12.5 million, and the Company owns 22.5% of Comlog. Comlog has 28 employees.

Scalado AB

Scalado, which is located in Lund, Sweden, has developed solutions and applied for three patents for rendering and transferring digital image information independent of communication technology. Due to the rapidly increasing popularity of cameras integrated in mobile phones, Scalado decided in 2003 to focus on this market, as the company's technology is very suitable for such application. Scalado signed a number of agreements with producers of mobile phones and expects to sign additional agreements in 2004. The Company has invested DKK 16.3 million in Scalado and owns 37.3% of the company. The investment was made in cooperation with a Swedish investor. Furthermore, the Company has extended a loan to Scalado. Scalado has 15 employees.

Decuma AB

Decuma, which is also located in Lund, Sweden, develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and digital pens. Decuma's products are sold on an OEM basis to producers of such handheld devices. Decuma's patented Geometrical Invariant Technology (GIT) adds several advantages compared to traditional methods for handwriting recognition, including higher precision in recognizing characters and recognition of rotated, angled and shaky writing. The market for Decuma's products has developed slower than anticipated, but in spite thereof a new financing round of DKK 23 million was closed with Sony Venture Capital Europe and Industrifonden as the lead investors. The Company has invested DKK 14.3 million in Decuma and owns 16.8% of the company. Decuma has 18 employees.

Danacell A/S

Danacell has developed and patented a new type of polymer membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. The advantages of the membrane are expected to be a substantially increased energy density as well as a substantially increased peak current. Danacell's immediate plan is to complete development of the lithium polymer technology and license it to battery manufacturers. It is expected that the underlying principles for Danacell's patented polymer technology can be used to develop polymers that increase the efficiency of fuel cells. In 2003, the company concentrated on documenting the technology's advantages. Due to various reasons this work has been delayed; after reorganizing the project, it is now expected that Danacell will be able to finalize this work in 2004. The Company has invested DKK 1.2 million in Danacell and owns 16.7% of the company. Furthermore, the Company has extended a loan to Danacell.

Tpack A/S

Tpack develops technology and products which enable suppliers of optical SONET/SDH transmission systems to upgrade their products to support new intelligent data services based on IP and Ethernet like VPN (Virtual Private Network), dynamic adjustment of bandwidth and QoS (Quality of Service). Tpack's solutions aim at teleoperators, who seek new ways to increase their revenue and who wish to reduce their operating expenses without making significant new investments. Tpack enables operators to expand their existing network with new data services for IP, VPN and Ethernet at the same time as the utilization of bandwidth is improved. The demand for Tpack's technology has been very strong, and in 2003 Tpack signed cooperation agreements with two very important players in the world market for equipment and chips for Ethernet over SDH and Sonet. Tpack currently expects that these new agreements will result in turnover of at least DKK 10 million during the next few years. The Company has invested DKK
12.5 million in Tpack and owns 22.3% of the company. The investment was made in cooperation with an international group of investors. Tpack has 46 employees.

DIVESTED AND DISCONTINUED BUSINESS OPERATIONS

During the last half of 1999, the Company sold its main activities in three transactions with Madge Networks, N.V., Intel Corporation and Motorola, Inc., respectively. In 2003, the Company continued to fulfill the obligations which the Company assumed in connection with transactions implemented in 1999. The Company's restructuring has generally been completed with lower costs than expected when the Company announced its 2002 full-year result. Accordingly, part of the provisions with respect to the 1999 transactions and subsequent restructuring has been reversed.

A few activities in connection with the restructuring remain outstanding. These primarily relate to the final winding up of foreign subsidiaries. The Company has accrued provisions to cover the currently expected costs in this regard.

The Company's discontinued production of equipment used in local area networks was undertaken by contract manufacturers in Thailand, from where the equipment was exported to Denmark.

For this importation, the Company paid customs duty in accordance with the rating specified by the Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the above-mentioned equipment than the one applied by the Company from 1996 to 1999. In this connection, the Company made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company recorded DKK 29 million as income in the Financial Statements for 2001, representing the expected refund with the addition of interest through year-end. As the final settlement of the accepted part of the Company's demand was higher than estimated, a further amount of DKK 5.9 million was recorded as income in 2002. The Company filed an appeal to the National Tax Tribunal concerning the part of the judgment from February 18, 2002, as to which the court has previously found against Olicom. The National Tax Tribunal rendered a decision on March 21, 2003 upholding the Company's alternative claim, and an additional amount of DKK 2 million has been recorded as income in the Financial Statements for 2003.

RESULTS

For 2003, the Company's net result was a profit of DKK 9.2 million, compared to the previously announced expectations of a loss of DKK 10 million. This positive deviation is primarily due to valuation adjustments of portfolio companies of DKK 4 million and result of discontinued operations of DKK 14.6 million.

QUOTATION IN THE US

As Olicom's shares are predominantly traded on the Copenhagen Stock Exchange, the Company has therefore concluded that the substantial current expense in connection with the quotation of Olicom's shares in the US is no longer reasonable and the Company should seek to deregister its common shares in the US. Deregistration of Olicom's shares in the US can take place when the number of shareholders resident in the US is 300 or less. In this connection, during 2002 the Company bought 187,978 shares in the US (currently held as treasury shares) with the purpose of reducing the number of shareholders in the US. However, as the number of shareholders in the US currently remains above 300, the Company has explored other ways to obtain deregistration, but so far with no positive result; in 2004, the Company will continue its efforts to obtain deregistration of its common shares in the US.

CORPORATE GOVERNANCE

The Board of the Company has considered the recommendations for Corporate Governance issued by the Norby Committee in November, 2001. The Company follows the relevant recommendations with only a few exceptions.

KNOW-HOW

It is the Company's ambition to provide extensive hands-on support and to offer the portfolio companies an experienced management team with background from the high-tech sector. This makes heavy demands on the Company's management and other employees to keep up with developments within the information and communication technology industry.

At the same time, the support needed by each portfolio company is individual, for which reason the employee's personal knowledge plays a decisive part.

DEVELOPMENTS IN 2004

Since the end of the financial year, no material matters have occurred with respect to the Company.

EXPECTATIONS FOR 2004

In 2004, the Company anticipates concentrating on further development of its existing portfolio companies. Until the Company's cash position has been strengthened as a consequence of successful exits, the Company anticipates that investments in new portfolio companies will generally be made only when particularly favorable opportunities are offered. With a view to better exploit the Company's management capacity, the Company will investigate further developing cooperative relationships with other venture capital companies as well as with institutional investors. As a result of an expected growth in portfolio company earnings and the expected participation in follow-on investments, Olicom's own participation in follow-on investments in existing portfolio companies is not expected to exceed DKK 10 million in 2004.

With one exception, the Company's existing portfolio companies have completed the initial product development phase and have initiated marketing and sale of products and services. During the last months of 2003, market conditions generally improved. Should this improvement be temporary or should the portfolio companies be unable to benefit thereby, it cannot be precluded that portfolio companies may be wound up. The Company believes that several of its portfolio investments are ready for exiting, and the Company has initiated the identification of potential buyers; to date such efforts have not been successful. Whether such exits can be implemented is uncertain; as a consequence, the Company's expected result for 2004 does not include possible profits (or losses) from exits. Assuming that it will not be necessary to write off portfolio investments or to substantially write down the value thereof during 2004, the Company expects a negative result for 2004 in the order of DKK 10 million.

DIVIDENDS

It is proposed that no dividends are paid for 2003.

SHAREHOLDER DATA

SHARE CAPITAL

The Company's share capital amounts to tDKK 4,339 distributed on 17,357,295 shares of DKK 0.25.

The Company's Board of Directors is authorized by the Annual General Meeting, according to the Board of Director's decision as to time and terms, to increase the Company's capital on one or more occasions by up to DKK 2,053,144.25 (i.e., 8,212,577 shares of DKK 0.25). The authorization applies for a period of 5 years until May 16, 2006 and can be extended by one or more five-year periods at a time by the Annual General Meeting. Increases according to the Board of Director's authorization can take place by payment in other values than cash and without pre-emptive right for the Company's shareholders in connection therewith.

SHAREHOLDERS

As at December 31, 2003, the Company had approximately. 14,000 shareholders, the major part of them being registered shareholders.

Shareholders, pursuant to Section 28a of the Danish Companies Act: The Ocean Fund, Heemmstede, The Netherlands, 9.3%.

FINANCIAL CALENDAR


Annual Report 2003:                                             March 4, 2004

Annual General Meeting:                                         April 1, 2004

First Quarter 2004 Results:                                     April 28, 2004

Interim Report - Six Months - 2004:                             August 30, 2004

Third Quarter 2004 Results:                                     October 20, 2004


DIVIDENDS

It is proposed that no dividends are paid for 2003.

TREASURY SHARES

At year-end, the Company held a total of 418,969 treasury shares corresponding to 2.4% of the share capital. The shares were purchased for an aggregate amount of tDKK 9,534.

From time to time within a period of 18 months after April 10, 2003, being the date of the Annual General Meeting, the Company is authorized to acquire up to 10% of the Company's issued shares at the price current at the time, with a deviation of +/- 10%.

Treasury shares are acquired with a view to including them in the established incentive program for the Company's Board of Directors, Executive Management and employees.

Employees and Incentive Programs

The total staff including the president consists of six persons of which one resides in the US.

In 2003, the Company's employees were granted options entitling them to acquire 5,000 shares at a price of DKK 8.95 per share. The options may be exercised from April 1, 2003 to March 31, 2006 by one fourth per annum. The options lapse, should they not be exercised before March 31, 2007.

The activities in connection with the Company's share options can be specified as follows:

                                                                                            AVERAGE-
                                                OUTSTANDING           FINALLY                AGREED
                                                 NUMBER OF            ACQUIRED               PRICE
                                                  OPTIONS              OPTIONS               (DKK)
                                                -----------           ---------             --------
As at December 31, 2001 ................          2,199,125           1,915,250              62.99

Allocated ..............................            600,000                                   8.95
Utilized ...............................                  0
Cancelled ..............................           (614,725)                                 58.15
                                                  ---------                                  -----

As at December 31, 2002 ................          2,184,400           1,381,125              39.79

Allocated ..............................              5,000                                   8.95
Utilized ...............................                  0
Cancelled ..............................            (95,700)                                 16.70
                                                  ---------                                  -----

As at December 31, 2003 ................          2,093,700           1,564,350              34.98
                                                  =========           =========              =====

Of the 2,093,700 outstanding options as at December 31, 2003, 1,550,000 options have been granted to the Board of Directors, 350,000 have been granted to the Executive Management, 176,500 have been granted to top employees and 17,200 have been granted to other employees.

FINANCIAL DISCUSSION

The Annual Report for 2003 has been prepared in accordance with the Danish Company Accounts Act for class D companies, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

Commencing with financial year 2002, Olicom changed its accounting policy regarding the valuation of investments in portfolio companies. Prior to financial year 2002, such investments were accounted for by the equity method of accounting at the pro rata share of the investees' equity, with the addition of goodwill and the deduction of amortization of goodwill.

Commencing with financial year 2002, the valuation of investments in portfolio companies was made on the basis of the estimated market value of investments, measured as the cost of investment, as adjusted by subsequent write-ups and write-downs.

The decision to change the Company's accounting policy has been made in order to better present a fair view of the Company's assets, its financial position and results. The change also facilitates comparison between the Company's financial statements and those of other Danish and international venture capital companies, as the Company's accounting policy will be more consistent with generally applied accounting principles utilized by such companies.

To facilitate comparison, the Company's comparative figures for 2000 and 2001 have been adjusted in accordance with the new accounting policy.

CONSOLIDATED STATEMENT OF INCOME

RESULT FROM PRIMARY OPERATIONS

The result of the Company's primary operations was a loss of DKK 7 million. Of this, valuation adjustments of portfolio companies amounted to a profit of DKK 4 million, which includes the Company's valuation adjustments of investments in portfolio companies.

In 2003, the Company's administrative expenses amounted to DKK 11 million compared to DKK 17 million in 2002.

FINANCIAL ITEMS

In 2003, the Group had a financial net income amounting to DKK 2 million compared to DKK 6 million the year before.

In 2003, the Group had a net income of DKK 0.3 million relating to foreign currency contracts and exchange rate adjustments of monetary assets in US dollars.

INCOME TAXES

The result for 2003 is not taxable.

RESULT OF DISCONTINUED ACTIVITIES

The Group had a profit of DKK 14.6 million relating to discontinued activities. This is generally due to the fact that the restructuring activities have been completed with lower costs than expected. Significant factors affecting the result for 2002 include the refund of customs duty, where the Company in 2003 received DKK 2 million more than expected when the Company announced its 2002 full-year result as well as realization on accounts receivable greater than anticipated in connection with provisions previously recorded for doubtful accounts.

RESULT FOR THE YEAR

For 2003, the Company's net result was a profit of DKK 9.2 million compared to the previously announced expectation of a loss of approx. DKK 10 million. This positive deviation is primarily due to valuation adjustments of portfolio companies, reversal of previously recorded provisions with respect to accounts receivable, as a consequnce of better realization than expected, and income concerning the refund of customs duty.

BALANCE SHEET

FINANCIAL FIXED ASSETS

Investments in portfolio companies have increased to DKK 110 million due to additional investments in existing portfolio companies as well as write-ups and write-downs of portfolio investments. Accounts receivable with portfolio companies have increased to DKK 20 million due to subordinated loans to existing portfolio companies.

CASH AND CASH EQUIVALENTS

At the end of 2003, cash and cash equivalents amounted to DKK 41 million corresponding to 17% of total assets.

CASH FLOW

The Group's total cash position by the end of the year amounted to DKK 41 million. Olicom had a cash flow of DKK 6.6 million from operating activities, including discontinued operations. Investments in existing portfolio companies during 2003 amounted to DKK 8.7 million.

SHAREHOLDERS' EQUITY

Shareholders' equity at year-end was DKK 237 million corresponding to 97% of total assets of DKK 243 million. At year-end 2002, the shareholders' equity was DKK 227 million.

TREASURY SHARES

In 2003, the Company did not acquire additional treasury shares.

ACCOUNTING POLICIES

The Annual Report for 2002 has been prepared in accordance with the Danish Company Accounts Act for class D companies, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

The Annual Report has been prepared according to the same accounting policy as last year.

For comparison reasons, the Group's statement of selected financial data for 2000 and 2001 has been revised according to the new accounting policy implemented in 2002.

IMPLEMENTATION OF IAS/IFRS

The change to IAS/IFRS is not expected to result in material changes in the applied accounting policy. Furthermore, the change is not expected to result in adjustments of the opening balance sheet and the shareholders' equity after the implementation.

RECOGNITION AND MEASURING IN GENERAL

Assets are included in the balance sheet when it is likely to be expected that future financial advantages will accrue to the Group, and the value of the asset can be faithfully measured.

Liabilities are included in the balance when they are likely to be expected and can be faithfully measured.

Initially, assets and liabilities are taken into account at cost. Assets and liabilities are subsequently measured as described below under each item.

Certain financial assets and liabilities will be measured at amortized cost, and an effective rate of interest is taken into account over the useful lives of such assets. Amortized cost is measured at the original cost with deduction of any repayments and additions/deductions of the accumulated amortization of the difference between cost and nominal amount.

When measuring, losses, gains and risks resulting before submission of the Annual Report are taken into account if they confirm or fail to confirm conditions that existed at the balance sheet date.

Income is recognized in the statement of income as it is realized, including valuation adjustments of finansial assets and liabilities, which are measured at the estimated market value or the amortized cost. Furthermore, expenses, which have been paid to obtain the year's earnings including depreciation, write-downs, provisions for reserves and reversed entries as the result of change in an accounting estimate, which have previously been included in the statement of income, are taken into account.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements include the parent company Olicom A/S and affiliated companies, of which Olicom A/S directly or indirectly holds more than 50% of the voting power. However, consolidation of portfolio investments is not made, even if the owner's share exceeds 50%.

When consolidating, elimination of intercompany income and expenses, shareholdings and intercompany balances between the consolidated companies are made.

Investments in affiliated companies are balanced with the Parent Company's share of the affiliated companies' book value at the time of establishment of the group structure (the past equity method).

FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies are converted into Danish kroner according to the exchange rate on the date of the transaction. Currency gains and losses are included in the statement of income under financial income and losses.

Receivables, liabilities and other monetary items in foreign currencies are converted into Danish kroner according to the exchange rate on the date of the transaction.

The difference between the exchange rate at year-end and the exchange rate on the day of transaction or last year-end is included in the statement of income under financial income and losses.

In connection with the foreign affiliated companies which are legal entities, the statement of income is converted into Danish kroner according to the average exchange rate for the month, and the balance sheets are converted according to closing rates. An exchange rate adjustment of the foreign affiliated companies' shareholders' equity at the beginning of the year and an exchange rate adjustment of the statement of income from the exchange rate on the transaction date to the exchange rate at year-end are recorded to shareholders' equity.

Exchange rate adjustments of intercompany accounts with foreign affiliated companies, which are considered part of the total investment in the affiliated company, are recorded to shareholders' equity.

STATEMENT OF INCOME

REVALUATION OF PORTFOLIO COMPANIES

Revaluation of portfolio companies includes write-ups and write-downs of the portfolio companies' market value, write-ups and write-downs of loans to portfolio companies and recorded gains/losses on divestitures or winding up of an investment.

INCOME FROM INVESTMENTS IN AFFILIATED COMPANIES

Income before tax in affiliated companies includes the pro rata share of the income before tax in affiliated companies. The pro rata share of income tax in affiliated companies is included in the item "income tax".

ADMINISTRATIVE EXPENSES

Included in administrative expenses are expenses incurred during the year in connection with management and administration of the Group, including expenses in connection with the office staff, the management, premises and office costs and depreciations.

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses include secondary items compared to the Company's primary activities.

FINANCIAL INCOME AND EXPENSES

Financial income and expenses include interest, losses and gains from exchange rate adjustments and amortization of financial assets.

INCOME FROM SALE OF ACTIVITIES

Income from sale of Company activities has been recognized as income reduced by expenses related to the transactions.

INCOME TAXES

The Company accounts for income taxes by the liability method.

BALANCE SHEET DATA

TANGIBLE FIXED ASSETS/DEPRECIATION

Fixed assets are carried at cost less accumulated depreciation. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets.

Equipment etc. is depreciated over the expected useful life. Leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease.

The net book value is estimated at DKK zero after expiry of the expected useful lives.

Assets with purchase/cost prices less than DKK 10,500 per unit are charged in the acquisition year.

Tangible assets are written down to the recovery cost if this is lower than the amortized value. Annual write-down tests of each asset and group of assets are made.

Losses and gains from sale of tangible assets are calculated as the difference between the sales price with deduction of sales costs and the book value at the time of the sale. Losses or gains are included in the statement of income under administrative expenses.

INVESTMENT IN AFFILIATED COMPANIES

The Company's investments in affiliated companies are accounted for by the equity method of accounting at the pro rata share of the companies' equities.

Affiliated companies with negative equity are valued at DKK zero, and any receivables from these companies are adjusted by the Parent Company's pro rata share of the negative equity to the extent that such receivables are considered non-collectible.

If the negative equity exceeds the receivables, the remaining amount is accrued if the Parent Company has a legal or de facto obligation to cover the affiliated company's negative equity.

Net appreciation of investments in affiliated companies is recorded to the reserve for net appreciation as part of shareholders' equity in accordance with the equity method to the extent that the book value exceeds the cost of the investment.

INVESTMENTS IN PORTFOLIO COMPANIES

The Company's investments in portfolio companies are measured at the estimated market value thereof, measured as the cost of investment, and adjusted by subsequent write-downs and write-ups.

Write-downs and write-ups are recognized in the statement of income. Write-ups, reduced by the deferred tax assets, are transferred to nondistributable reserves under shareholders' equity through distribution of profits.

SUBORDINATED LOAN

Subordinated loans are measured at cost. The value is continuously estimated and a write-down is made if nessesary in order to avoid loss.

RECEIVABLES

Receivables are measured at amortized cost. Write-downs are made to meet expected losses.

PREPAID EXPENSES

Prepaid expenses under assets include expenses regarding the subsequent financial year.

INCOME TAX AND DEFERRED TAX

Actual tax liabilities and actual tax assets are included in the balance sheet as calculated income tax, adjusted by income tax from prior years' income corrected for paid tax on account.

Deferred tax is measured according to the liability method for all temporary differences between receivables and the valuation of assets and liabilities for tax purposes. Temporary differences between non-taxable goodwill entitled to depreciation, block of offices and other items where temporary differences - apart from buyouts - have occurred at the time of acquisition without affecting the income or the taxable income. In cases where the tax valuation can be made on the basis of alternative tax rules, the deferred tax is measured based on the planned use of assets or the winding up of the liability.

Deferred tax assets, including the tax value of carry-over taxes, are taken into account at the value at which they are expected to be used or offset in future income tax.

Adjustment of deferred tax is made regarding elimination of unrealized intercompany profits or losses.

Deferred tax is measured on basis of the tax rules and tax cases of the respective countries, which are in force on the date of the balance sheet, when the deferred tax is expected to become actual tax. The change in deferred tax as a result of changes in tax rates is recorded to the statement of income.

TREASURY SHARES

The holding of treasury shares is included in the balance sheet without value. Write-off is recorded directly to shareholders' equity.

PROVISION FOR RESERVES

Provision for reserves includes restructuring charges etc. Provision for reserves is accounted when the Company as a consequence of a previous event has a judicial or actual liability, and it seems probable that the liability will involve use of the Company's financial resources.

CASH FLOW STATEMENT

The cash flow statement shows the Group's cash flow for the year distributed on operating activities, investing activities and financing activities for the year, net increase/decrease in cash and the Group's cash at the beginning and at the end of the year.

Cash flow from investments in companies or sale of companies is shown separately in the cash flow statement from investing activities. Cash flow regarding investments in companies is measured at the time of investment, and cash flow regarding sale of companies is measured from the time of sale.

CASH FLOW FROM OPERATIONS

Cash flow from operations is calculated as the Group's share of the net income adjusted for non-cash operating entries, change in working capital and paid income taxes.

CASH FLOW FROM INVESTMENT ACTIVITIES

Cash flow from investments includes payments in connection with the acquisition and sale of equity in companies and activities and acquisition and sale of intangible, tangible and financial fixed assets.

CASH FLOW FROM FINANCING ACTIVITIES

Cash flow from financing activities includes changes in the amount or the structure of the Group's share capital or cost in this connection and the raising of loans and repayment on interest-bearing loans.

CASH

Cash includes amounts in cash and cash in banks with a period of notice of 3 months or less.

SEGMENT INFORMATION

The Company solely operates in one segment, for which reason breakdown will not be relevant.

INCENTIVE PROGRAMS

The Board of Directors, the Executive Management, top employees and other employees are included in a stock option program. The material conditions of the program are described under Shareholder Information and do not affect the statement of income.

KEY FIGURES

Key figures have been prepared in accordance with the Association of Danish Financial Analysts' "Recommendations and key figures 1997".

The key figures in the selected financial data are calculated as follows:

Result for analysis purposes                Income after tax


Book value at year-end              Shareholders' equity at year-end
                           Shares outstanding at year-end

Return on equity                    Result for analysis purposes x 100
                               Average shareholders' equity

Earnings Per Share (EPS)                    Result for analysis purposes
                           Weighted average shares outstanding

THE  GROUP

STATEMENT OF INCOME JANUARY 1 - DECEMBER 31 2003

                                                                                    2002              2003
                                                                     NOTE         DKK 1,000         DKK 1,000
                                                                     ----         ---------         ---------
Revaluation of portfolio companies ....................                            (22,790)            4,035
Administrative expenses ...............................                1            16,733            11,220
                                                                                   -------            ------

INCOME FROM PRIMARY OPERATIONS ........................                            (39,523)           (7,185)

Other operating income ................................                                593               877
Other operating expenses ..............................                                598               877
                                                                                   -------            ------

INCOME BEFORE INTEREST ................................                            (39,528)           (7,185)

Financial income ......................................                              7,464             2,379
Financial expenses ....................................                              1,084               909
Foreign currency gains (losses), net ..................                               (113)              306
                                                                                   -------            ------

INCOME BEFORE TAX .....................................                            (33,261)           (5,409)

Income tax ............................................                2                 0                 0
                                                                                   -------            ------

INCOME FROM CONTINUING
  BUSINESS OPERATIONS .................................                            (33,261)           (5,409)
                                                                                   -------            ------

Income before tax from discontinued business operations                3            14,074            14,252
Income tax of discontinued business operations ........                2              (951)             (371)
                                                                                   -------            ------

INCOME FROM DISCONTINUED
  BUSINESS OPERATIONS .................................                             15,025            14,623
                                                                                   -------            ------

NET INCOME (LOSS) .....................................                            (18,236)            9,214
                                                                                   =======            ======

THE  GROUP

BALANCE SHEETS AT DECEMBER 31, 2003

                                                                    2002          2003
                                                        NOTE      DKK 1,000     DKK 1,000
                                                        ----      ---------     ---------
ASSETS

Leasehold improvements ......................                           0            17
Equipment ...................................                         167            63
                                                                  -------       -------

TANGIBLE FIXED ASSETS .......................             4           167            80
                                                                  -------       -------

Outstanding amounts, portfolio companies ....                      10,000        20,000
Investments in portfolio companies ..........             5        97,663       110,410
                                                                  -------       -------

FINANCIAL FIXED ASSETS ......................                     107,663       130,410
                                                                  -------       -------


TOTAL FIXED ASSETS ..........................                     107,830       130,490
                                                                  -------       -------

Long-term receivables .......................             6         2,302           619
                                                                  -------       -------

LONG-TERM RECEIVABLES .......................                       2,302           619
                                                                  -------       -------

Outstanding amounts, portfolio companies ....                      37,835        68,236
Accounts receivable .........................                         996           362
Other outstanding amounts ...................                       1,856         2,045
Outstanding amounts, tax ....................             2            26             0
Deposits and prepaid expenses ...............                       2,712           350
                                                                  -------       -------

RECEIVABLES .................................                      43,425        70,993
                                                                  -------       -------

CASH AND CASH EQUIVALENTS ...................             7        95,161        41,326
                                                                  -------       -------

TOTAL CURRENT ASSETS ........................                     140,888       112,938
                                                                  -------       -------

TOTAL ASSETS ................................                     248,718       243,428
                                                                  =======       =======

                                                                              26
THE GROUP

BALANCE SHEETS AT DECEMBER 31, 2003


                                                    2002             2003
                                          NOTE    DKK 1,000        DKK 1,000
                                          ----    ---------        ---------
LIABILITIES

Share capital ..........................            4,339             4,339
Revaluation surplus ....................                0               286
Treasury shares ........................           (9,534)           (9,534)
Retained earnings ......................          232,229           241,500
                                                  -------           -------

TOTAL SHAREHOLDERS' EQUITY .............          227,034           236,591
                                                  -------           -------

Restructuring charges ..................    8      13,686             1,033
                                                  -------           -------

PROVISIONS .............................           13,686             1,033
                                                  -------           -------

Accounts payable .......................            3,175             2,270
Income taxes payable ...................    2         157                 0
Other accrued expenses .................            4,666             3,534
                                                  -------           -------

CURRENT LIABILITIES ....................            7,998             5,804
                                                  -------           -------

TOTAL CURRENT LIABILITIES ..............            7,998             5,804
                                                  -------           -------

TOTAL LIABILITIES
  AND SHAREHOLDERS' EQUITY .............          248,718           243,428
                                                  =======           =======

CONTINGENT LIABILITIES .................    9

AUDITORS' FEE ..........................   11

THE GROUP
STATEMENT OF EQUITY


                                                         ADDITIONAL
                                          COMMON          PAID-IN           TREASURY         RETAINED
                                          SHARES          CAPITAL            SHARES          EARNINGS           TOTAL
                                          ------         ----------         --------         --------          -------
Balance at Jan. 1, 2002 ......            4,339                 0            (7,937)          247,945          244,347

Acquisition of 218,958
  treasury shares ............                                               (1,597)                            (1,597)
Currency losses/gains ........                                                                  2,520            2,520
Net income (loss) ............                                                                (18,236)         (18,236)
                                          -----            ------            ------           -------          -------

Balance at Jan. 1, 2003 ......            4,339                 0            (9,534)          232,229          227,034

Currency losses/gains ........                                                                    343              343
Income brought forward .......                             (3,749)                              3,749                0
Net income (loss) ............                              4,035                               5,179            9,214
                                          -----            ------            ------           -------          -------

Balance at Dec. 31, 2003 .....            4,339               286            (9,534)          241,500          236,591
                                          =====            ======            ======           =======          =======

The share capital consists of 17,357,295 shares at DKK 0.25 each, DKK 4,339,324 in total. The Group holds 418,969 treasury shares in total (2.4%), nominal value DKK 104,742.25, purchase price tDKK 9,534.

Treasury shares are acquired with a view to including them in the established incentive program for the Company's Board of Directors, Executive Management and employees.

THE GROUP
STATEMENT OF CASH FLOW

-------------------------------------------

                                                                    2002           2003
                                                         NOTE    DKK 1,000       DKK 1,000
                                                         ----    ---------       ---------
Net income before minority interest ...................          (18,236)            9,214
Adjustments ...........................................   10       2,571           (18,269)
Changes in working capital:
     Changes in accounts receivable, etc ..............           21,610             2,833
     Changes in accounts payable and other payables ...           (4,398)           (2,037)
     Changes in long-term receivables .................            1,375             1,683
                                                                 -------           -------

Cash flow from operations before financial items ......            2,922            (6,576)

Interest, etc., net ...................................            8,226             2,381
                                                                 -------           -------

Cash flow from ordinary operating activities ..........           11,148            (4,195)

Repaid income taxes ...................................            3,018               210
                                                                 -------           -------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITES ....           14,166            (3,994)
                                                                 -------           -------

Investments, net ......................................          (52,954)           (8,711)
Loans to portfolio companies ..........................          (32,455)          (40,402)
Purchase of property and equipment ....................              (22)             (129)
Sale of property and equipment ........................               15                 6
                                                                 -------           -------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES ...          (85,416)          (49,236)
                                                                 -------           -------

Purchase of treasury shares ...........................           (1,597)                0
                                                                 -------           -------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ...           (1,597)                0
                                                                 -------           -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..          (72,847)          (53,230)

Cash and cash equivalents at beginning of year ........          169,967            95,161
Effects of exchange rates on cash .....................           (1,959)             (605)
                                                                 -------           -------

CASH AND CASH EQUIVALENTS AT END OF YEAR ..............           95,161            41,326
                                                                 -------           -------

CASH AND CASH EQUIVALENTS AT DECEMBER 31
  ACCORDING TO BALANCE SHEET ..........................           95,161            41,326
                                                                 -------           -------

THE GROUP

NOTES

NOTE 1. ADMINISTRATIVE EXPENSES

Administrative expenses include "employee expenses" and "depreciations" as specified below:

EMPLOYEE EXPENSES:

The Group has had an average personnel headcount of 8 employees (2002: 10). At the end of 2003, the personnel headcount was 6 employees (2002: 10).

                                                                           2002           2003
                                                                         DKK 1,000      DKK 1,000
                                                                         ---------      ---------
Payroll costs ...................................................          6,015          4,942
Pensions and social security costs ..............................            301            281
                                                                           -----          -----

                                                                           6,316          5,223
                                                                           -----          -----

Salaries and remuneration to the Management and the Board of Directors represent:

Management ......................................................          1,236          1,238
Board of Directors ..............................................            780            440
                                                                           -----          -----

                                                                           2,016          1,678
                                                                           -----          -----

Total ...........................................................          8,332          6,901
                                                                           =====          =====


Staff costs are distributed as follows:

                                                                           2002           2003
                                                                         DKK 1,000      DKK 1,000
                                                                         ---------      ---------
Administrative costs ............................................          8,008          6,024
Other operating expenses ........................................            324            877
                                                                           -----          -----

                                                                           8,332          6,901
                                                                           =====          =====

DEPRECIATION:

Leasehold improvements ..........................................              0              6
Operating equipment .............................................            728            210
                                                                           -----          -----
                                                                             728            216
Loss/gain on sale of fixed assets ...............................             66             (6)
                                                                           -----          -----
Total ...........................................................            794            210
                                                                           =====          =====

THE GROUP

NOTES

NOTE 2. INCOME TAX

                                                             INCOME TAX       DEFERRED
                                                              PAYABLE        INCOME TAX   EXPENSED
                                                             ----------      ----------   --------
Balance at January 1 ................................           131              0
Adjustment of income tax from prior years ...........          (157)             0          (371)
Paid income tax .....................................            26              0             0
Tax on net income ...................................             0              0             0
                                                               ----           ----          ----

Balance at December 31 ..............................             0              0          (371)
                                                               ====           ====          ====

The Group has deferred tax assets of approximately DKK 82.1 million (2002:
Approximately DKK 306 million including DKK 192.5 million relating to the U.S.), which does not correspond to the Group's criteria for capitalization.

Olicom, Inc. was liquidated as at November 30, 2003 for which reason the deferred tax assets concerning the U.S. are no longer included.


NOTE 3. INCOME FROM DISCONTINUED BUSINESS OPERATIONS


                                                                      2002          2003
                                                                   DKK 1,000      DKK 1,000
                                                                   ---------      ---------
DISCONTINUED BUSINESS OPERATIONS
Sale of activities .........................................            250              0
Refund of customs duty .....................................          5,908          2,514
Provisions, accounts receivable ............................          1,112          8,795
Adjustment of restructuring provisions, previous years .....          6,804          2,943
                                                                     ------         ------

                                                                     14,074         14,252
                                                                     ======         ======

THE GROUP

NOTES

NOTE 4. TANGIBLE FIXED ASSETS


                                                                  LEASEHOLD
                                                                 IMPROVEMENTS     EQUIPMENT
                                                                 ------------     ---------
Cost at January 1 ..........................................            874           4,676
Additions ..................................................             23             106
Disposals ..................................................           (874)         (1,363)
                                                                   --------    ------------

Cost at December 31 ........................................             23           3,419
                                                                   --------    ------------


Depreciation at January 1 ..................................            874           4,509
Depreciation ...............................................              6             210
Depreciation on disposals ..................................           (874)         (1,363)
                                                                   --------    ------------

Depreciation at December 31 ................................              6           3,356
                                                                   --------    ------------

Balance at December 31 .....................................             17              63
                                                                   ========    ============

Depreciation period ........................................        4 years    2 to 4 years
                                                                   --------    ------------


NOTE 5. INVESTMENTS IN PORTFOLIO COMPANIES


                                                                  DKK 1,000
                                                                 ----------
Acquisition price at January 1 .............................        101,412
Acquisitions ...............................................          8,712
Disposals ..................................................              0
                                                                 ----------
Acquisition price at December 31 ...........................        110,124
                                                                 ----------

WRITE-DOWNS AND WRITE-UPS

Revaluation at January 1 ...................................         (3,749)
Revaluation for the year ...................................          4,035
                                                                 ----------

Revaluation at December 31 .................................            286
                                                                 ----------

BOOK VALUE AT DECEMBER 31 ..................................        110,410
                                                                 ==========

THE GROUP

NOTES


NOTE 5. INVESTMENTS IN PORTFOLIO COMPANIES (CONTINUED)

Investments in portfolio companies are as follows:

57.2% of the share capital of Sifira ApS (CVR No. 25 37 92 25) with registered office in the Copenhagen municipality. The share capital is DKK 695,694.

100% of the share capital of ITE ApS (CVR No. 14 72 47 88) with registered office in the Copenhagen municipality. The share capital is DKK 1,500,000.

22.5% of the share capital of Comlog A/S (CVR No. 20 17 32 89) with registered office in Aabybro municipality. The share capital is DKK 2,000.000.

37.3% of the share capital of Scalado AB with registered office in Lund, Sweden. The share capital is SEK 211,900.

19.3% of the share capital of Hymite A/S (CVR No. 21 82 58 40) with registered office in Lyngby-Taarbaek municipality. The share capital is DKK 924,984.

16.8% of the share capital of Decuma AB with registered office in Lund, Sweden. The share capital is SEK 2,437,977.

16.7% of the share capital of Danacell A/S (CVR No. 17 28 69 43) with registered office in Soelleroed municipality. The share capital is DKK 500,000.

22.3% of the share capital of Tpack A/S (CVR No. 26 20 67 23) with registered office in Ballerup municipality. The share capital is DKK 2,463,883.

NOTE 6. LONG-TERM RECEIVABLES

Leasing contracts for various IT equipment with a 1 to 3-year term.

NOTE 7. LIQUIDITY AND CAPITAL RESOURCES

Of the total cash position amounting to tDKK 41,326, Olicom has at its disposal tDKK 31,293, which is callable within three months.

The remaining amount of tDKK 10,033 represents restricted cash, which Olicom does not have at its disposal within three months.

THE GROUP

NOTES



NOTE 8. RESTRUCTURING CHARGES


                                             BALANCE                                                         BALANCE
                                             JAN. 1         REVERSAL         ADDITIONS        PAID           DEC. 31
                                             -------        --------         ---------        -----          -------
Staff termination cost ............           2,725           2,725               0               0               0
Legal and other assistance ........           1,075              89              69             816             239
Lease cancellation cost ...........           1,777               0               0           1,777               0
Other .............................           8,109           7,285               0              30             794
                                             ------          ------           -----           -----           ------

                                             13,686          10,099              69           2,623           1,033
                                             ======          ======           =====           =====           =====

It is expected that provisions for restructuring charges will be made before the end of financial year 2004.


NOTE 9. CONTINGENT LIABILITIES

The Company has entered into non-cancellable operating leases with the possibility to sublease, which expire during 2006, with a net lease commitment as at December 31, 2003 of minimum tDKK 1,186 (2002: tDKK 1,628), distributed as follows:

                                                   HEAD OFFICE      OTHER         TOTAL
                                                   -----------     -------       -------
2004 .........................................           397            29           426
2005 .........................................           409             0           409
2006                                                     351             0           351
                                                     -------       -------       -------

Net minimum lease commitments ................         1,157            29         1,186
                                                     =======       =======       =======

The Company is involved in litigation relating to claims regaring the Company's former activities, but it is the management's opinion that, in case of judgment against the Company, these claims would not have material adverse effect on the Company's result of operations or its financial position.

The Company has provided Nordea Bank Denmark with a guarantee of tDKK 2,000 for a credit facility against invoices granted to a portfolio company.

THE GROUP

NOTES


NOTE 10. ADJUSTMENTS TO CASH FLOW


                                                                         2002            2003
                                                                      DKK 1,000        DKK 1,000
                                                                      ---------        ---------
DEPRECIATION AND WRITE-DOWN FIXED ASSETS ......................             794              210
Changes in restructuring provisions/provisions for warranty ...         (16,432)         (12,653)
Revaluation of portfolio companies ............................          22,790           (4,035)
Interest receivable and similar income, net ...................          (6,267)          (1,776)
Income tax of net income ......................................            (951)            (371)
Other adjustments .............................................           2,637              356
                                                                        -------          -------

TOTAL ADJUSTMENTS .............................................           2,571          (18,269)
                                                                        =======          =======


NOTE 11. FEE TO AUDITORS


                                                                    2002       2003
                                                                 DKK 1,000   DKK 1,000
                                                                 ---------   ---------
Fee for statutory audit, Ernst & Young .....................         310         235
Fee for statutory audit, KPMG C. Jespersen .................          85          85
Fee for other services than statutory audit,
  Ernst & Young ............................................         960         650
Fee for other services than statutory audit,
  KPMG C. Jespersen ........................................         175          39
                                                                   -----       -----

                                                                   1,530       1,009
                                                                   =====       =====

THE PARENT COMPANY

STATEMENT OF INCOME JANUARY 1ST - DECEMBER 31, 2003

                                                                             2002            2003
                                                                  NOTE     DKK 1,000       DKK 1,000
                                                                  ----     ---------       ---------
Value adjustment of portfolio companies ...............                     (22,790)         4,035
Income (loss) from affiliated companies,
  continuing business operations ......................                       3,003          1,079
Administrative expenses ...............................             1        14,698          9,466
                                                                            -------        -------

INCOME FROM PRIMARY OPERATIONS ........................                     (34,485)        (4,352)

Other operating income ................................                         593            877
Other operating expenses ..............................                         598            877
                                                                            -------        -------
INCOME BEFORE INTEREST ................................                     (34,490)        (4,352)

Financial income ......................................                       7,273          2,378
Financial expenses, affiliated companies ..............                       4,592          1,995
Financial expenses ....................................                       1,063            902
Foreign currency gains (losses), net ..................                        (389)          (538)
                                                                            -------        -------
INCOME BEFORE TAX .....................................                     (33,261)        (5,409)

Income tax ............................................             2            22              0
                                                                            -------        -------

INCOME FROM CONTINUING BUSINESS
  OPERATIONS ..........................................                     (33,283)        (5,409)
                                                                            -------        -------

Income before tax from discontinued business operations             3         8,262          3,684
Income from affiliated companies,
  discontinued business operations ....................             3         5,812         10,568
Income tax of discontinued business operations ........             2          (973)          (371)
                                                                            -------        -------


INCOME FROM DISCONTINUED BUSINESS
  OPERATIONS ..........................................                      15,047         14,623
                                                                            -------        -------

NET INCOME (LOSS) .....................................                     (18,236)         9,214
                                                                            =======        =======
PROPOSED DISTRIBUTION OF THE RESULT FOR THE YEAR

Carried forward to revaluation surplus.................                       9,766         12,018
Carried forward........................................                     (28,002)        (2,804)
                                                                            -------        -------
                                                                            (18,236)         9,214
                                                                            -------        -------

THE PARENT COMPANY

BALANCE SHEET AT DECEMBER 31, 2003

                                                            2002          2003
                                              NOTE        DKK 1,000     DKK 1,000
                                           -----------   -----------   -----------
ASSETS

Leasehold improvements .................                           0            17
Equipment ..............................                         167            63
                                                         -----------   -----------

TANGIBLE FIXED ASSETS ..................             4           167            80
                                                         -----------   -----------

Investments in portfolio companies .....             5        97,663       110,410
Outstanding amounts, portfolio companies                      10,000        20,000
Investments in affiliated companies ....             6       362,700         1,331
                                                         -----------   -----------

FINANCIAL FIXED ASSETS .................                     470,363       131,741
                                                         -----------   -----------


FIXED ASSETS ...........................                     470,530       131,821
                                                         -----------   -----------

Long-term receivables ..................             7         2,302           619
                                                         -----------   -----------

LONG-TERM RECEIVABLES ..................                       2,302           619
                                                         -----------   -----------

Accounts receivable ....................                         995           362
Outstanding amounts, portfolio companies                      37,835        68,236
Other outstanding amounts ..............                       1,787         2,026
Deposits and prepaid expenses ..........                       2,708           345
                                                         -----------   -----------

RECEIVABLES ............................                      43,325        70,969
                                                         -----------   -----------


CASH AND CASH EQUIVALENTS ..............             8        95,059        41,032
                                                         -----------   -----------


CURRENT ASSETS .........................                     140,686       112,620
                                                         -----------   -----------

TOTAL ASSETS ...........................                     611,216       244,441
                                                         ===========   ===========

THE PARENT COMPANY

BALANCE SHEET AT DECEMBER 31, 2003

                                                                       2002            2003
                                                        NOTE         DKK 1,000      DKK 1,000
                                                     -----------    -----------    -----------
LIABILITIES
Share capital ....................................                        4,339          4,339
Revaluation surplus ..............................                            0            286
Revaluation surplus ..............................                        3,464              0
Treasury shares ..................................                       (1,736)        (1,736)
Retained earnings ................................                      220,967        233,702
                                                                    -----------    -----------

TOTAL SHAREHOLDERS' EQUITY .......................                      227,034        236,591
                                                                    -----------    -----------

Restructuring charges ............................             9          1,232            564
Negative investments, affiliated companies .......             6            322            325
                                                                    -----------    -----------

PROVISIONS FOR RESERVES ..........................                        1,554            889
                                                                    -----------    -----------


Liabilities to affiliated companies ..............                      377,249          2,517
Accounts payable .................................                        1,673            993
Income tax .......................................             2              0              0
Other accrued expenses ...........................                        3,706          3,451
                                                                    -----------    -----------

CURRENT LIABILITIES ..............................                      382,628          6,961
                                                                    -----------    -----------

TOTAL CURRENT LIABILITIES ........................                      382,628          6,961
                                                                    -----------    -----------

TOTAL LIABILITIES ................................                      611,216        244,441
                                                                    ===========    ===========

AUDITORS' FEE ....................................            10

CONTINGENT LIABILITIES ...........................            11


THE PARENT COMPANY

STATEMENT OF EQUITY

                                                   ADDITIONAL
                                    COMMON          PAID-IN      REVALUATION      TREASURY         RETAINED
                                    SHARES          CAPITAL         SURPLUS         SHARES         EARNINGS         TOTAL
                                  ------------    ------------   ------------    ------------    ------------    ------------
Balance Jan. 1, 2002 ..........          4,339               0        244,416         (1,736)         (2,672)         244,347
Adjustment beg. 2002 ..........                                      (181,593)                       181,593                0
Revaluation/write-down
 affiliated companies .........                                           923                                             923
Unrealized currency
  losses/gains ................                                       (70,048)                         70,048               0
Net income (loss) .............                                         9,766                         (28,002)        (18,236)
                                  ------------    ------------   ------------    ------------    ------------    ------------

Balance at Jan. 1, 2003 .......          4,339               0          3,464          (1,736)        220,967         227,034
Revaluation/write-down
  affiliated companies ........                                           343                                             343
Unrealized currency
  losses/gains ................                                       (58,988)                         58,988               0
Income brought forward ........                         (3,749)        43,163                         (39,414)              0
Net income (loss) .............                          4,035         12,018                          (6,839)          9,214
                                  ------------    ------------   ------------    ------------    ------------    ------------

Balance at Dec. 31, 2003 ......          4,339             286              0          (1,736)        233,702         236,591
                                  ============    ============   ============    ============    ============    ============

DEVELOPMENT IN THE COMPANY'S SHARE CAPITAL

                                                           DKK 1,000
                                                          -----------
Balance at January 1, 1999 ............................         4,649
Adjustment beg. of year ...............................            (8)
                                                          -----------

Balance at January 1, 2000 ............................         4,641
Capital increase ......................................             0
                                                          -----------

Balance at January 1, 2001 ............................         4,641
Capital decrease, cancellation of treasury shares .....          (302)
                                                          -----------

Balance at January 1, 2002 ............................         4,339
Capital increase ......................................             0
                                                          -----------

Capital increase ......................................             0
                                                          -----------
Balance at December 31, 2002 ..........................         4,339
Capital increase ......................................             0
                                                          -----------

Balance at December 31, 2003 ..........................         4,339
                                                          ===========

THE PARENT COMPANY

The share capital of the Company is DKK 4,339,324 divided into 17,357,295 shares of DKK 0.25 each.

The Company holds a total of 200,011 treasury shares, nominally DKK 50,002.75, cost tDKK 1,736.

Granted options entitle the owner to acquire or subscribe for 2,093,700 shares of DKK 0.25. Of this number, 915,500 options were granted at an exercise price of USD 10.00, 350,000 options were granted at an exercise price of USD 5.00, and the remaining number was granted at an exercise price of the market/intrinsic value at the time the options were granted.

THE PARENT COMPANY

NOTES

NOTE 1. ADMINISTRATIVE EXPENSES

Administrative expenses include "employee expenses" and "depreciation" as specified below:

EMPLOYEE EXPENSES:

The Parent Company had an average personnel headcount of 7 employees in financial year 2003 (2002: 9).

                                                              2002          2003
                                                            DKK 1,000     DKK 1,000
                                                           -----------   -----------
Payroll costs .........................................          4,437         3,646
Pensions and social security costs ....................            301           281
                                                           -----------   -----------

                                                                 4,738         3,927
                                                           -----------   -----------

Salaries and fees to the Management and the Board of Directors represent:

Management ............................................         1,236         1,238
Bord of Directors .....................................           780           440
                                                          -----------   -----------

                                                                2,016         1,678
                                                          -----------   -----------

Total .................................................         6,754         5,605
                                                          ===========   ===========

Employee expenses are included as follows:

                                                              2002         2003
                                                           DKK 1,000     DKK 1,000
                                                          -----------   -----------
Administrative expenses ...............................         6,430         4,728
Other operating expenses ..............................           324           877
                                                          -----------   -----------

                                                                6,754         5,605
                                                          ===========   ===========
DEPRECIATION:

Equipment .............................................           728           210
Leasehold improvements ................................             0             6
                                                          -----------   -----------
                                                                  728           216
Loss (gain) on sale of fixed assets ...................            66            (6)
                                                          -----------   -----------
Total .................................................           794           210
                                                          ===========   ===========

THE PARENT COMPANY

NOTES


NOTE 2. INCOME TAX

                                                                 INCOME
                                                               TAX PAYABLE     EXPENSED
                                                               -----------   -----------
Balance at January 1 .......................................             0             0
Paid income tax ............................................             0             0
Income tax of net income ...................................             0             0
                                                               -----------   -----------

Balance before affiliated companies at December 31 .........             0             0
Income tax, affiliated companies discontinued business .....             0          (371)
                                                               -----------   -----------

Balance at December 31 .....................................             0          (371)
                                                               ===========   ===========


NOTE 3. INCOME FROM DISCONTINUED BUSINESS OPERATIONS

                                                                   2002          2003
                                                                DKK 1,000     DKK 1,000
                                                               -----------   -----------
DISCONTINUED BUSINESS OPERATIONS
Sale of activities .........................................           250             0
Refund of customs duty .....................................         5,908         2,514
Provisions, accounts receivable ............................         1,112         8,795
Provisions, other restructuring charges prior years ........         6,804         2,943
                                                               -----------   -----------

Total ......................................................        14,074        14,252
                                                               ===========   ===========

THE PARENT COMPANY

NOTES

NOTE 4.         TANGIBLE FIXED ASSETS


                                                            LEASEHOLD         PROPERTY AND
                                                           IMPROVEMENTS          EQUIMENT
                                                          ---------------    ---------------
Cost price at January 1 ...............................               874              4,676
Additions .............................................                23                106
Disposals .............................................              (874)            (1,363)
                                                          ---------------    ---------------

Cost price at December 31  ............................                23              3,419
                                                          ---------------    ---------------


Depreciation at January 1 .............................               874              4,509
Depreciation ..........................................                 6                210
Depreciation/write-down of disposals ..................              (874)            (1,363)
                                                          ---------------    ---------------

Depreciation at December 31  ..........................                 6              3,356
                                                          ---------------    ---------------

BALANCE AT DECEMBER 31 ................................                17                 63
                                                          ===============    ===============

Useful life ...........................................           4 years       2 to 4 years
                                                          ---------------    ---------------

NOTE 5. INVESTMENTS IN PORTFOLIO COMPANIES

                                                             DKK 1,000
                                                          ---------------
Cost price at January 1 ...............................           101,412
Acquisitions ..........................................             8,712
Disposals .............................................                 0
                                                          ---------------

Cost price at December 31 .............................           110,124
                                                          ---------------


WRITE-DOWNS AND WRITE-UPS:
Revaluation at January 1 ..............................            (3,749)
Revaluation for the year ..............................             4,035
                                                          ---------------
Corrected revaluation at January 1 ....................               286
                                                          ---------------

BOOK VALUE AT DECEMBER 31 .............................           110,410
                                                          ===============

THE PARENT COMPANY

NOTES

NOTE 5. INVESTMENTS IN PORTFOLIO COMPANIES (CONTINUED)

Investments in portfolio companies are as follows:

57.2% of the share capital of Sifira ApS (CVR No. 25 37 92 25) with registered office in the Copenhagen municipality. The share capital is DKK 695,694.

100% of the share capital of ITE ApS (CVR No. 14 72 47 88) with registered office in the Copenhagen municipality. The share capital is DKK 1,500,000.

22.5% of the share capital of Comlog A/S (CVR No. 20 17 32 89) with registered office in the Aabybro municipality. The share capital is DKK 2,000,000.

37.3% of the share capital of Scalado AB with registered office in Lund, Sweden. The share capital is SEK 211,900.

19.3% of the share capital of Hymite A/S (CVR No. 21 82 58 40) with registered office in Lyngby-Taarbaek municipality. The share capital is DKK 924,984.

16.8% of the share capital of Decuma AB with registered office in Lund, Sweden. The share capital is SEK 2,437,977.

16.7% of the share capital of Danacell A/S (CVR No. 17 28 69 43) with registered office in the Soelleroed municipality. The share capital is DKK 500,000.

22.3% of the share capital of Tpack A/S (CVR No. 26 20 67 23) with registered office in the Ballerup municipality. The share capital is DKK 2,463,883.

THE PARENT COMPANY

NOTES

NOTE 6. INVESTMENTS IN AFFILIATED COMPANIES

                                             OLICOM         OLICOM         OLICOM         OLICOM
                                              INC.          UK LTD.         GMBH          AUSTRIA         TOTAL
                                           -----------    -----------    -----------    -----------    -----------
Cost price at January 1 ................       362,041              2            191            271        362,505
Additions and disposals ................      (362,041)             0              0           (271)      (362,312)
                                           -----------    -----------    -----------    -----------    -----------

                                                     0              2            191              0            193
                                           -----------    -----------    -----------    -----------    -----------

WRITE-DOWNS AND WRITE-UPS:
Revaluation at January 1 ...............        62,937         (3,271)           998             31         60,695
Net income before tax ..................        11,604            134            (61)             0         11,677
Net income tax .........................           168              0            203              0            371
Net revaluation/write-down .............       (58,644)             0              0              0        (58,644)
Reversed prior years revaluations/
  write-down ...........................       (16,065)             0              0            (31)       (16,096)
                                           -----------    -----------    -----------    -----------    -----------

                                                     0         (3,137)         1,140              0         (1,997)
                                           -----------    -----------    -----------    -----------    -----------

DEPRECIATIONS:
Depreciation at January 1 ..............        63,769              0              0              0         63,769
Depreciation ...........................       (63,769)             0              0              0        (63,769)
                                           -----------    -----------    -----------    -----------    -----------

                                                     0              0              0              0              0
                                           -----------    -----------    -----------    -----------    -----------

Offset in other outstanding amounts ....             0          2,810              0              0          2,810
Transferred to negative investments ....             0            325              0              0            325
                                           -----------    -----------    -----------    -----------    -----------

                                                     0          3,135              0              0          3,135
                                           -----------    -----------    -----------    -----------    -----------

BOOK VALUE AT DECEMBER 31  .............             0              0          1,331              0          1,331
                                           ===========    ===========    ===========    ===========    ===========


Shares in affiliated companies relate to:

100% of the share capital of Olicom, Inc. with registered office in Delaware, USA, liquidated as at November 30, 2003.

100% of the share capital of Olicom UK Ltd. with registered office in High Wycombe, England, under liquidation.

100% of the share capital of Olicom GmbH with registered office in Frankfurt, Germany, under liquidation.

100% of the share capital of Olicom Austria with registered office in Vienna, Austria. The company has been liquidated during the year.

THE PARENT COMPANY

NOTES

NOTE 7. LONG-TERM RECEIVABLES

Leasing contracts for various IT equipment with a 1 to 3-year term.

NOTE 8. LIQUIDITY AND CAPITAL RESOURCES

Of the total cash position amounting to tDKK 41,326, Olicom has at its disposal tDKK 31,293, which is callable within three months.

The remaining amount of tDKK 10,033 represents restricted cash, which Olicom does not have at its disposal within three months.

NOTE 9. RESTRUCTURING CHARGES

                                        BALANCE                                                 BALANCE
                                        JAN. 1       REVERSAL      ADDITIONS       PAID         DEC. 31
                                      -----------   -----------   -----------   -----------   -----------
Staff termination cost ............            37            37             0             0             0
Legal and other assistance ........           742             0             0           445           297
Lease cancellation cost ...........           161            10             0           151             0
Other .............................           292             0             0            25           267
                                      -----------   -----------   -----------   -----------   -----------

                                            1,232            47             0           621           564
                                      ===========   ===========   ===========   ===========   ===========

NOTE 10. FEE TO AUDITORS

                                                        2002          2003
                                                      DKK 1,000     DKK 1,000
                                                     -----------   -----------
Fee for statutory audit, Ernst & Young ...........           310           235
Fee for statutory audit, KPMG C. Jespersen .......            85            85
Fee for other services than statutory audit,
  Ernst & Young ..................................           225           555
Fee for other services than statutory audit,
  KPMG C. Jespersen ..............................           175            39
                                                     -----------   -----------

                                                             795           914
                                                     ===========   ===========

THE PARENT COMPANY

NOTES

NOTE 11. CONTINGENT LIABILITIES

The Company has entered into non-cancellable operating leases with the possibility to sublease, which expire during 2006, with a net lease commitment as at December 31, 2003 of minimum tDKK 1,186.

The Company is involved in litigation relating to claims regarding the Company's former activities, but it is the management's opinion that, in case of judgement against the Company, these claims would not have material adverse effect on the Company's result of operations or financial position.

The Company has provided Nordea Bank Denmark with a guarantee of tDKK 2,000 for a credit facility against invoices granted to a portfolio company.